Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 6821
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Notice of Appointments
at Total Refining & Marketing
Paris, September, 21 2006 — Total announces the following appointments effective October 1, 2006:
•	André Tricoire is appointed Senior Vice President, Refining, succeeding Jean-Claude Company, who is retiring.

•	Jérôme Paré is appointed Vice President, Marketing France, succeeding André Tricoire.

•	Thierry Pflimlin is appointed Senior Vice President, Asia, succeeding Gary Jones, who is retiring.
* * * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com

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2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherina ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel.: 33 (1)47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
André Tricoire, 53, is a graduate of the Paris-based Ecole Polytechnique engineering and the Ecole Nationale Supérieure des Mines (ENSM) mining engineering schools. From 1978 to 1986, he held a variety of positions in the Regional Directorates for Industry, Research and Environment, the French Ministry of Industry, and the Labor and Employment Minister’s Office. He joined Total Refining & Marketing in 1986 at the Donges Refinery, where he remained until 1989. He subsequently moved to the French Retail Network, and in 1991 was appointed Vice President, Business Development Europe. Between 1994 and 2000, he was Vice President, Benelux Countries and Vice President, Germany. He was appointed Senior Vice President, Marketing France in 2000. He is also CEO of Total France and a member of both the Total and Refining & Marketing Management Committees.
Jérôme Paré, 52, is a graduate of the Ecole de Management business school in Lyon. He joined Total in 1978 and held a variety of positions in the French Retail Network before being appointed Department Manager in the Marketing Development Department in 1990 and Manager of the Marketing and Logistics Department in the Refining & Marketing Strategy and Business Development Department in 1992. He was appointed Vice President, Business Development for the French Retail Network in 1995. From 1999 to 2002, he was Vice President, Marketing and Business France of the lubricants subsidiary and was appointed CEO, Total Lubricants in 2002.
Thierry Pflimlin, 47, is a graduate of the IEP institute of political sciences in Strasbourg and HEC business school in Paris. From 1982 to 1984, he was a commercial attaché at the French embassy in Hanoi. After joining Total in 1984, he worked as a petroleum products trader for the Middle East, before being appointed Asia Trading Manager in Singapore in 1986. In 1990, he was appointed CEO of Total Zambia and subsequently joined the Strategy Department at Paris headquarters from 1993 to 1995. That year, he became Vice President, Development, for China, a position he held until 1998, when he was appointed CEO of Total Deutschland. He will now sit on the Refining & Marketing Management Committee.

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